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                     May 13, 2024

       Michael Randolfi
       Chief Financial Officer
       Sabre Corporation
       3150 Sabre Drive
       Southlake, TX 76092

                                                        Re: Sabre Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 15,
2024
                                                            File No. 001-36422

       Dear Michael Randolfi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology